UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 8, 2021

LONESTAR RESOURCES US INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-37670	81-0874035
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

111 Boland Street, Suite 301 Fort Worth, Texas	76107
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (817) 921-1889

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	LONE	OTCQX Best Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders

On September 8, 2021, Lonestar Resources US Inc., a Delaware corporation (“Lonestar”), following the declaration by the U.S. Securities and Exchange Commission on September 7, 2021 that the Registration Statement on Form S-4 (No. 333-259017) (the “Registration Statement”) of Penn Virginia Corporation, a Virginia corporation (“Penn Virginia”), became effective, received written consents from stockholders holding 8,009,626 shares of common stock, $0.001 par value, of Lonestar (“Lonestar Common Stock”), approving the proposals set forth below. The approval of the proposals by such stockholders constitutes approval by a majority (approximately 80%) of the total shares of Lonestar Common Stock issued and outstanding and entitled to submit written consents as of September 7, 2021, the record date for the determination of the stockholders entitled to consent in connection with the consent solicitation.

A summary of the proposals, which are described more fully in the proxy statement/consent solicitation/prospectus that is part of the Registration Statement, is set forth below:

Proposal 1.	The adoption and approval of the Agreement and Plan of Merger, dated as of July 10, 2021, by and between Penn Virginia and Lonestar, pursuant to which Upsilon Merger Sub Inc., a Delaware corporation (“Merger Sub Inc.”), will merge with and into Lonestar (the “First Merger”), with Lonestar surviving the First Merger as a wholly owned subsidiary of Penn Virginia, and immediately following the First Merger, Lonestar will merge with and into Pi Merger Sub LLC, a Delaware limited liability company (“Merger Sub LLC”) (the “Second Merger” and together with the First Merger, the “Integrated Mergers”), with Merger Sub LLC surviving the Second Merger as a wholly owned subsidiary of Penn Virginia.

Proposal 2.	The adoption of the following resolution, on a non-binding, advisory basis:

“RESOLVED, that the compensation that will or may be made to Lonestar’s named executive officers in connection with the Integrated Mergers, and the agreements or understandings pursuant to which such compensation will or may be made, in each case, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Integrated Mergers—Interests of Lonestar’s Directors and Executive Officers in the Integrated Mergers” of the proxy statement/consent solicitation statement/prospectus, dated September 7, 2021, which is part of the Registration Statement on Form S-4 (No. 333-259017) of Penn Virginia are hereby APPROVED.”

Item 8.01 Other Events

The completion of the Integrated Mergers remains subject to the satisfaction or waiver of customary closing conditions. The deadline for submitting a written consent for Lonestar stockholders who have not yet done so is 5:00 p.m., Central Time, on October 4, 2021, as more fully described in the proxy statement/consent solicitation/prospectus that is part of the Registration Statement.

* * *

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This communication is being made in respect of the proposed merger between Lonestar Resources US Inc. (“Lonestar”) and Penn Virginia Corporation (“Penn Virginia”). In connection with the proposed merger, Penn Virginia filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (No. 333-259017) that includes a proxy statement/consent solicitation statement/prospectus of Lonestar and Penn Virginia, as well as other relevant documents regarding the proposed merger. The Registration Statement, as amended, was declared effective by the SEC on September 7, 2021. Lonestar and Penn Virginia commenced mailing the definitive proxy statement/consent solicitation statement/prospectus to Lonestar stockholders and Penn Virginia shareholders on or about September 7, 2021. This communication is not a substitute for the Registration Statement, the proxy statement/consent solicitation statement/prospectus of Lonestar and Penn Virginia or any other document that either or both of Lonestar or Penn Virginia or any of their respective affiliates may file with the SEC or make available, respectively, to Lonestar stockholders or Penn Virginia shareholders. INVESTORS AND SECURITY HOLDERS OF PENN VIRGINIA AND LONESTAR ARE URGED TO CAREFULLY AND THOROUGHLY READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY PENN VIRGINIA AND LONESTAR WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PENN VIRGINIA AND LONESTAR, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

A definitive proxy statement/consent solicitation statement/prospectus has been mailed to shareholders of each of Penn Virginia and Lonestar. Investors will be able to obtain free copies of the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Penn Virginia and Lonestar with the SEC through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Penn Virginia, including the proxy statement/consent solicitation statement/prospectus, will be available free of charge from Penn Virginia’s website at www.pennvirginia.com under the “Investors” tab. Copies of documents filed with the SEC by Lonestar will be available free of charge from Lonestar’s website at www.lonestarresources.com under the “Investor Relations” tab.

Participants in the Solicitation

Penn Virginia, Lonestar and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Penn Virginia’s shareholders and the solicitation of written consents from Lonestar’s stockholders, in each case with respect to the Proposed Transaction. Information about Penn Virginia’s directors and executive officers is available in Penn Virginia’s Annual Report on Form 10-K for the 2020 fiscal year filed with the SEC on March 9, 2021, and its definitive proxy statement for the 2021 annual meeting of shareholders filed with the SEC on April 7, 2021. Information about Lonestar’s directors and executive officers is available in Lonestar’s Annual Report on Form 10-K for the 2020 fiscal year, as amended, filed with the SEC on April 30, 2021. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction. Security holders, potential investors and other readers should read the proxy statement/consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this Current Report on Form 8-K that address activities, events or developments that Penn Virginia or Lonestar expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, (1) Lonestar’s future production and capital expenditures, its ability to maintain low cost structure, the impact of Gulf Coast pricing, the benefits of its hedge positions and resumption of the drilling program, and its ability to manage leverage and operate within cash flow, and (2) statements regarding the Proposed Transaction with Penn Virginia described herein and as adjusted descriptions of the combined company and its operations, integration, debt levels, acreage, well performance, development plans, per unit costs, ability to maintain production within cash flow, production, cash flows, synergies, type curves, opportunities and anticipated future performance. Information adjusted for the Proposed Transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this Current Report on Form 8-K. These include the possibility that shareholders of Penn Virginia may not approve the issuance of new shares of Penn Virginia common stock in the Proposed Transaction or that stockholders of Lonestar may not approve the Merger Agreement; the risk that a condition to closing of the Proposed Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Proposed Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Proposed Transaction; the parties do not receive regulatory approval of the Proposed Transaction; the risk that changes in Lonestar’s capital structure and governance, including its status as a controlled company, could have adverse effects on the market value of its securities; the ability of Lonestar to retain customers and retain and hire key personnel and maintain relationships with its suppliers and customers and on Lonestar’s operating results and business generally; the risk the Proposed Transaction could distract management from ongoing business operations or cause Lonestar to incur substantial costs; the risk that the expanded acreage footprint does not allow for longer laterals, lower per unit operating expenses, and increased number of wells per pad as expected; the ability of Lonestar to develop drilling locations, which do not represent oil and gas reserves, into production or proved reserves; the risk that Lonestar may be unable to reduce expenses or access financing or liquidity; the risk that Lonestar does not realize expected benefits of its hedges; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in demand for oil and natural gas; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Lonestar’s control, including those detailed in Lonestar’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Lonestar’s website at www.pennvirginia.com and on the website of the SEC at www.sec.gov. All forward-looking statements are based on assumptions that Lonestar believes to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Lonestar undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LONESTAR RESOURCES US INC.
(Registrant)

Date: September 13, 2021	By:	/s/ Frank D. Bracken, III
(Signature)
	Name:	Frank D. Bracken, III
	Title:	Chief Executive Officer